Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Promotes Senior Executives
Saskatoon, Saskatchewan, Canada, May 13, 2010 . . . . . . . . . . . .
Cameco Corporation (TSX: CCO; NYSE: CCJ) today announced the appointment of Tim Gitzel as president of the company and Bob Steane as senior vice-president and chief operating officer.
Tim Gitzel joined Cameco in January 2007 as senior vice-president and chief operating officer.
Gerald Grandey, who will continue in his role as chief executive officer, also held the title of president prior to this announcement.
“These appointments are consistent with prudent succession planning and Cameco’s ongoing commitment to operational excellence. The moves also fit very well with our corporate strategy,” explained Grandey. “We already have a strong operations senior management team and these promotions ensure that as Cameco grows, we will continue to have the right people in the right positions, with appropriate experience to meet our long-term goals.”
Gitzel has amassed 16 years experience in senior management roles in the Canadian and international uranium mining industry. Prior to joining Cameco in 2007, he was executive vice-president, mining business unit for AREVA based in Paris, France with responsibility for global uranium, gold, exploration and decommissioning operations in 11 countries around the world. He also served as president and chief executive officer for AREVA’s Canadian subsidiary.
Steane has been with Cameco since 1983 and has held increasingly senior positions within various divisions. These include general manager Key Lake, vice-president, mining, vice-president, fuel services and most recently, vice-president, major projects. Prior to joining Cameco, he developed extensive engineering, operations and project experience in Papua New Guinea, Namibia and Australia.
Gitzel and Steane will assume their new roles at Cameco effective May 14.

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Media inquiries:	Lyle Krahn	(306) 956-6316